                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13D
                                 (RULE 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)(1)


                            TMBR/SHARP DRILLING, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
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                         (Title of Class of Securities)


                                   872 57P101
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                                 (CUSIP Number)


                                CLOYCE A. TALBOTT
                             CHIEF EXECUTIVE OFFICER
                           PATTERSON-UTI ENERGY, INC.
                               4510 LAMESA HIGHWAY
                               SNYDER, TEXAS 79549
                                 (325) 574-6300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 26, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 872 57P101              13 D                         Page 2 of 7 Pages

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   1           NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               PATTERSON-UTI ENERGY, INC.
               75-2504748
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   2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]

                                                                        (b)  [X]
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   3           SEC USE ONLY
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   4           SOURCE OF FUNDS

               WC AND OO*
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   5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)

               N/A                                                           [ ]
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   6           CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
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                          7     SOLE VOTING POWER

                                1,058,673**
 NUMBER OF     -----------------------------------------------------------------
   SHARES                 8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                        -0-
  BY EACH      -----------------------------------------------------------------
 REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON
    WITH                        1,058,673**
               -----------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
  11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,058,673**
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  12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES

               N/A                                                           [ ]
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  13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.3%**
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  14           TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

 *See Item 3 herein.
**See Item 5 herein.

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                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

         This Amendment No. 2 to Statement on Schedule 13D amends the Schedule 13D filed by Patterson-UTI Energy, Inc., a Delaware corporation (the "Reporting Person") on June 21, 2002 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Person on October 31, 2002 ("Amendment No. 1"). All capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in the Initial Schedule 13D.

         ITEM 1. SECURITY AND ISSUER.

         No change since Amendment No. 1 ("No Change").

         ITEM 2. IDENTITY AND BACKGROUND.

         No Change, except that Stephen J. DeGroat is no longer a Director of the Reporting Person and Terry H. Hunt was elected as a Director of the Reporting Person at the Annual Meeting of Stockholders of the Reporting Person held on April 30, 2003. The present principal occupation of Mr. Hunt is energy consultant and investor and his principal business address is 1500 Spring Mill Lane, Villanova, Pennsylvania 19085.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person, the Issuer and Patterson-UTI Acquisition, LLC, a Texas limited liability company and a wholly owned subsidiary of the Reporting Person (the "Subsidiary"), entered into an Agreement and Plan of Merger dated as of May 26, 2003 (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, the Issuer will merge with and into the Subsidiary, with the Subsidiary as the surviving company (the "Merger").

         Under the terms and subject to the conditions in the Merger Agreement, each issued and outstanding share of common stock, $.10 par value per share, of the Issuer (the "Common Stock"), not owned directly or indirectly by the Reporting Person or Issuer (except shares of Common Stock held by persons who object to the Merger, comply with all of the provisions of Texas law concerning the right of holders of shares of Common Stock to dissent from the Merger and require appraisal of their Common Stock), will be converted into the right to receive $9.09 in cash and 0.312166 of a share of common stock, $.01 par value per share, of the Reporting Person ("Reporting Person Common Stock"). The Reporting Person will pay each holder cash in lieu of any fractional shares.

         The cash component of the consideration will be funded from funds available on hand and under existing financing facilities and the Reporting Person Common Stock component will be derived from previously authorized but unissued shares of Reporting Person Common Stock.

         The foregoing description of the Merger Agreement is qualified in its entirety by the terms of the Merger Agreement, which is filed herewith as an exhibit and which is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on May 27, 2003.

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         ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of Amendment No. 1 is hereby amended and restated in its entirety:

         The purpose of the transactions contemplated by the Merger Agreement is for the Reporting Person to acquire 100% of the Issuer through the Issuer merging with and into Subsidiary.

         (a) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE ISSUER, OR THE DISPOSITION OF SECURITIES OF THE ISSUER;

                  Reporting Person has no present intention, plan, or proposal with respect to this paragraph, other than as contemplated by the Merger Agreement.

         (b) AN EXTRAORDINARY CORPORATE TRANSACTION, SUCH AS A MERGER, REORGANIZATION OR LIQUIDATION, INVOLVING THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                  As more fully described in Item 3 above, the Issuer will merge with and into the Subsidiary, with the Subsidiary as the surviving entity, upon the effective time of the Merger as described in the Merger Agreement.

         (c) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (d) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

                  At the effective time of the Merger, the officers of the Subsidiary at the time of the Merger will become the officers of the surviving company. The surviving company will be a limited liability company and, therefore, will not have directors (or managers).

         (e) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         (f) ANY OTHER MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE, INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN ITS INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

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         (g)      CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS
                  CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON;

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.


         (h) CAUSING A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

                  After the effective time of the Merger, the common stock of the Issuer shall cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(g)(4) OF THE ACT; AND

                  After the effective time of the Merger, the equity securities of the Issuer shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j)      ANY ACT SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

                  Reporting Person has no present intention, plan or proposal with respect to this paragraph.

         The responses to (a)-(j) above are qualified in their entirety by the terms and conditions of the Merger Agreement which describes the Merger pursuant to which the Reporting Person will indirectly acquire 100% of the Issuer.

         ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         Item 5 of Amendment No. 1 is hereby amended and restated in its entirety:

         The Reporting Person beneficially owns 1,058,673 shares of the Common Stock, which represents approximately 19.3% of the Issuer's outstanding shares of Common Stock at the close of business on May 23, 2003, based on information provided by the Issuer to the Reporting Person on May 26, 2003.

         The Reporting Person has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 1,058,673 shares of Common Stock beneficially owned by the Reporting Person.

         Reference is made to the Merger Agreement for certain contractual rights relating to the merger of the Issuer into the Subsidiary, which, if effected, would result in the Reporting Person acquiring the Issuer.

         Except as described in this Statement on Schedule 13D, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person or, to its knowledge, by any

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executive officer, director or affiliated person of the Reporting Person, or by any subsidiary of the Reporting Person, or by any executive officer, director or affiliated person of any such subsidiary. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         Reference is made to the Merger Agreement.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits to this Statement on Schedule 13D are filed herewith, except as indicated below:

         (1) Stock Purchase Agreement, dated as of June 11, 2002, between Patterson-UTI Energy, Inc. and Roper Family Properties, Ltd., the Estate of Joe G. Roper, Patricia R. Elledge, Judy Kathleen Roper Davis and Jeanie Elisabeth Cornelius (incorporated by reference to Exhibit 1 to the Initial Schedule 13D).

         (2) Stock Purchase Agreement, dated as of October 29, 2002, between Patterson-UTI Energy, Inc. and J. Mark Roper (incorporated by reference to Exhibit 2 to Amendment No. 1).

         (3) Agreement and Plan of Merger, dated as of May 26, 2003, by and among Patterson-UTI Energy, Inc., Patterson-UTI Acquisition, LLC and TMBR/Sharp Drilling, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K of the Issuer filed on May 27,
                  2003).


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2003


                                              PATTERSON-UTI ENERGY, INC.


                                              By     /s/ JONATHAN D. NELSON
                                                 -------------------------------
                                                       Jonathan D. Nelson
                                                       Vice President-Finance


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